September 19, 2008

Mail Stop 3561

James M. Cassidy, President
Hightower Acquisition Corporation
1504 R Street, N.W.
Washington, D.C. 20009

Re: **Hightower Acquisition Corporation**
        Form 10
        Amended September 15, 2008
        File No. 0-53258

Dear Mr. Cassidy:

        We have limited our review of your filing to the issue we have addressed in our comment.   If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

        Please file a quarterly report on Form 10-Q for the period ending June 30, 2008. If you do not believe a quarterly report is required to be filed, please explain in a supplemental letter.

* * * * *

        As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact me at (202) 551-3790 with questions.

Sincerely,

John D. Reynolds
Assistant Director

cc: Lee Cassidy
        fax: (202) 745-1920